Eternelle Skincare Products Inc.
5348 Vegas Drive, #177
Las Vegas, NV  98108-2347

September 6, 2017

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction
Division of Corporate Finance
United States Securities and Exchange Commission

Re:	Eternelle Skincare Products Inc. Amendment No. 1 to Form 10-12G Filed August 18, 2017 File No. 000-53230

Dear Ms. Pamela Long:

The Company modified its disclosure with respect to Comment Number 1 from your letter dated September 1, 2017.  Please see the registration statement filed concurrently herewith as the Amendment.

General

1.	Comment: Please amend to update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Response: We have amended our registration statement to include financial statements for the three months ended June 30, 2017.

Baxter Koehn
Chief Executive Officer
Eternelle Skincare Products Inc.
5348 Vegas Drive #177
Las Vegas, NV 89108